UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission file number: 001-41568

Erayak Power Solution Group Inc.

(Registrant’s name)

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report of foreign private issuer on Form 6-K is being filed to disclose the home country rule exemption of Erayak Power Solution Group Inc., a Cayman Islands exempted company (the “Company”), that it intends to disclose in its annual report on Form 20-F for the fiscal year ended December 31, 2023.

As a company incorporated in the Cayman Islands that is listed on The Nasdaq Stock Market LLC (“Nasdaq”), the Company is subject to Nasdaq corporate governance listing standards. Under Nasdaq rules, a foreign private issuer may, in general, follow its home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Listing Rules 5600 Series, 5250(b)(3) and 5250(d), the Company elected to be exempt from Nasdaq Listing Rule 5635, which sets forth (A) the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (a) the acquisition of the stock or assets of another company, (b) equity-based compensation of officers, directors, employees or consultants, (c) a change of control, and (d) transactions other than public offerings; (B) general provisions relating to shareholder approval; and (C) the financial viability exception to the shareholder approval requirement.

Harney Westwood & Riegels, the Company’s Cayman Islands counsel, has provided a letter to Nasdaq certifying that under Cayman Islands law, the Company is not required to comply with above-mentioned requirements.

Except for the foregoing, there is no significant difference between the Company’s corporate governance practices and what Nasdaq requires of domestic U.S. companies.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Home Country Exemption Letter

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Erayak Power Solution Group Inc.

Dated: March 20, 2024	By:	/s/ Lingyi Kong
Lingyi Kong
Chief Executive Officer